SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*


                     Paul Harris Stores, Inc.
                         (Name of Issuer)

                  Common Stock, without par value
                  (Title of Class of Securities)

                            703555 20 1
                          (CUSIP Number)

                       Charlotte G. Fischer
                          6003 Guion Road
                    Indianapolis, Indiana 46254
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           March 2, 1998
      (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
     <section>240.13d-7(b)for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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
CUSIP No. 703555 20 1

(1) NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Charlotte G. Fischer

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  [   ]
     (b)  [   ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)        PF

(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E) [    ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION     UNITED STATES OF AMERICA

Number of                (7)  SOLE VOTING POWER 827,800
Shares Beneficially      (8)  SHARED VOTING POWER          -0-
Owned by Each            (9)  SOLE DISPOSITIVE POWER   827,800
Reporting Person         (10) SHARED DISPOSITIVE POWER     -0-

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     827,800

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [X]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   6.9%

(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)     IN


ITEM 4.   PURPOSE OF TRANSACTION.

     This Amendment No. 1 to Schedule 13D is being filed by Charlotte G. Fischer solely to report a material increase in the percentage of the Issuer's Common Stock, without par value ("Common Stock"), that is beneficially owned by Ms. Fischer as the result of grants of options to purchase shares of Common Stock as follows: (i)options on 50,000 shares of Common Stock pursuant to a grant of 1/30/98, and (ii) options on 100,000 shares of Common Stock pursuant to the terms of Ms. Fischer's employment agreement, which options vested 3/2/98.

     Ms. Fischer acquired her beneficial ownership in connection with her position with Issuer, first as a director and subsequently as Chairman of the Board, President, and Chief Executive Officer. Ms. Fischer's current positions provide her the opportunity to exercise significant influence over the management and affairs of Issuer.

     Ms. Fischer intends to change the form of her beneficial ownership from time to time by exercising options to purchase additional shares of Common Stock. Ms. Fischer also may sell shares of Common Stock from time to time, as market conditions allow, to diversify her personal investment portfolio and to provide liquidity.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of 3/24/98, Ms. Fischer owned of record 39,400 shares of Common Stock. Ms. Fischer disclaims beneficial ownership of an additional 2,400 shares of Common Stock owned of record by members of Ms. Fischer's family.

               Ms. Fischer has the right to acquire beneficial ownership (immediately or within sixty days) of an additional 786,000 shares of Common Stock through the exercise of stock options.

               Thus, Ms. Fischer beneficially owns 827,800 shares of Common
               Stock.

               Ms. Fischer's beneficial ownership represents 6.9% of the Common Stock, based upon a total of 11,256,131 shares of Common Stock outstanding as of 12/31/97.

          (b) Ms. Fischer is deemed to have sole power to direct the vote and disposition of all 827,800 shares beneficially owned.

          (c) Other than the acquisition of options described in Item 4, Ms. Fischer has effected no transaction in the Common Stock within the past sixty days

          (d)  Not applicable.

          (e)  Not applicable.




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
ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to a Stock Option Agreement dated as of 4/29/94 between Ms. Fischer and Issuer, Ms. Fischer has been granted the right to acquire an additional 16,667 shares of Common Stock at a price per share of $5.68, subject, among other things to Ms. Fischer's remaining continuously employed by Issuer through 4/29/98, when the options will become exercisable.

          The terms of Ms. Fischer's employment with Issuer also provide that each fiscal year Issuer will grant an award of fully vested, immediately exercisable options to purchase at least 25,000 shares of Common Stock, which amount may, based upon certain performance goals, be increased to a number of options with a dollar value equal to 150% of Ms. Fischer's base salary at that time (which valuation shall be based on the Black-Scholes valuation formula). Ms. Fischer shall also have the opportunity to earn an additional 50,000 shares of restricted stock each year by achieving certain performance goals. In lieu of such restricted shares, each year Ms. Fischer may accept a performance-based award of restricted shares under Issuer's Stock Option and Incentive Plan pursuant to the terms of such Plan as in force at that time.


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          EXHIBIT   TITLE

          10   (a)  Stock Option Agreement dated as of April 29, 1994,
                    between Issuer and Charlotte G. Fischer (incorporated by reference from Issuer's Form 10-K for the fiscal year ended January 28, 1995).

               (b) Amended and Restated Employment Agreement between Issuer and Charlotte G. Fischer dated June 17, 1996 (incorporated by reference from Issuer's Form 10-Q for the fiscal quarter ended August 3, 1996).

               (c) Amendment to Employment Agreement between Issuer and Charlotte G. Fischer dated November 22, 1996
                    (incorporated by reference from Issuer's Form 10-K for the fiscal year ended February 1, 1997).



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
                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/S/ CHARLOTTE G. FISCHER
 Charlotte G. Fischer


Dated: March 31, 1998



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